SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------

                                  SCHEDULE TO/A
                                 (Rule 14d-100)

                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 2)
                            -------------------------
                                  Peapod, Inc.
                            (Name of Subject Company)
                            -------------------------
                             Bean Acquisition Corp.
                           Ahold U.S.A. Holdings, Inc.
                      Koninklijke Ahold N.V. (Royal Ahold)
                            (Names of Filing Persons)

                     Common Stock, Par Value $.01 Per Share
         (together with the associated Preferred Stock purchase rights)
                         (Title of Class of Securities)

                                    704718105
                    ----------------------------------------
                      (CUSIP Number of Class of Securities)
                            -------------------------
                             Ton van Tielraden, Esq.
                             Koninklijke Ahold N.V.
                                Albert Heijnweg 1
                                 1507 EH Zaandam
                                 The Netherlands
                               011-31-75-659-9111
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                            -------------------------
                                   Copies to:
                               John M. Reiss, Esq.
                             Oliver C. Brahmst, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
/ / Check the appropriate boxes below to designate any transactions to which the statement relates:
/X/  third-party tender offer subject to Rule 14d-1.
/ /  issuer tender offer subject to Rule 13e-4.
/X/  going-private transaction subject to Rule 13e-3.
/X/  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /
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
         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed on July 27, 2001, as amended by Amendment No. 1 filed on August 1, 2001 (as amended, the "Schedule TO"), relating to the offer by Bean Acquisition Corp., a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of Ahold U.S.A. Holdings, Inc., a Maryland corporation ("Holdings"), and a wholly owned subsidiary of Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad), The Netherlands ("Royal Ahold"), to purchase any and all of the issued and outstanding shares of the Common Stock, par value $0.01 per share (the "Shares"), of Peapod, Inc., a Delaware corporation ("Peapod"), together with the associated preferred stock purchase rights (the "Rights") issued pursuant to the Amended and Restated Stockholders Rights Agreement (the "Rights Agreement"), amended and restated as of October 12, 2000, and further amended as of July 16, 2001, by and between Peapod and First Chicago Trust Company of New York, a division of Equiserve, as Rights Agent, at a price of $2.15 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 27, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer").


Item 11. Additional Information.

         Item 11 is hereby amended and supplemented by adding the following paragraph in its entirety to the end of "The Tender Offer - Section 13. Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase:

         "On August 1, 2001, the Hartley Complaint was amended to include an additional count alleging that the defendants breached their fiduciary duty of disclosure. The Hartley Complaint alleges that the defendants failed to disclose all material facts in connection with the tender offer, made material misstatements and failed to disclose facts necessary to avoid making materially misleading partial disclosures.

         The specific allegations in the amended Hartley Complaint include the purported (1) failure to disclose that the Peapod strategic plans, setting forth Peapod management's $110 million plan and $115 million plan, were created by or under the direction of Royal Ahold, (2) incomplete explanation of the strategic plans, (3) failure to disclose the actions the Special Committee took to verify the bona fides and viability of the strategic plans, (4) failure to disclose some alleged valuations of Peapod prepared by Royal Ahold which allegedly show a valuation higher than $2.15 per share, (5) misleading disclosure that the Special Committee members were independent, though one was allegedly a former Royal Ahold employee, (6) misleading disclosure about the potential delisting of the Shares from the Nasdaq National Market, alleging that they could be listed on the Nasdaq SmallCap Market, (7) misleading disclosure that Royal Ahold believes the $2.15 per share price is fair and (8) misleading disclosure of Royal Ahold's purpose for the tender offer. The defendants believe that the additional claims are without merit, and intend to defend the Hartley Complaint vigorously."

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                                KONINKLIJKE AHOLD N.V.

                                      By: /s/ Robert G. Tobin
                                         ----------------------------------
                                         Name: Robert G. Tobin
                                         Title: Vice President

                                      AHOLD U.S.A. HOLDINGS, INC.

                                      By  /s/ Robert G. Tobin
                                         ----------------------------------
                                         Name: Robert G. Tobin
                                         Title: Director

                                      BEAN ACQUISITION CORP.

                                      By: /s/ Robert G. Tobin
                                         ----------------------------------
                                         Name: Robert G. Tobin
                                         Title: President